SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

LIBERTY GLOBAL, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock:  530555101

Series B Common Stock:  530555200

(CUSIP Numbers)

John C. Malone

c/o Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(303) 220-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2013

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530555101 (Series A Common Stock) CUSIP No. 530555200 (Series B Common Stock)

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A: 0 Series B: 0

	8	Shared Voting Power Series A: 1,116,076 (1), (2), (3), (5), (6) Series B: 8,787,373 (3), (4), (5)

	9	Sole Dispositive Power Series A: 1,068,076 (1), (2) Series B: 0

	10	Shared Dispositive Power Series A: 48,000 (3), (6) Series B: 8,787,373 (3), (4), (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A: 1,116,076 (1), (2), (3), (5), (6) Series B: 8,787,373 (3), (4), (5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Series A: 0.8% (6), (7) Series B: 86.1% (7)

14	Type of Reporting Person (See Instructions) IN

(1)    Includes 90,303 shares of Series A Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2)    Includes 25,596 shares of Series A Common Stock that are subject to options which are exercisable within 60 days of February 5, 2013.

(3) Includes 48,000 shares of Series A Common Stock and 110,148 shares of Series B Common Stock held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts

(4) Includes 8,677,225 shares of Series B Common Stock held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(5) Pursuant to the Support Agreement described herein, the trust, Mr. Malone and Mrs. Malone have agreed to vote their shares in accordance with the terms thereof, and the trust has agreed to certain restrictions on transfer of the shares of Series B Common Stock held by it. See Item 4.

(6)    Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by the trusts noted in notes (3) and (4) above; however, if such shares of Series A Common Stock were included, Mr. Malone would have voting and dispositive power over 9,903,449 shares of Series A Common Stock, and the percent of Series A Common Stock, as a series, represented by Mr. Malone’s beneficial ownership would be 6.5%, in each case subject to the relevant footnotes set forth herein.

(7)    Based on 144,191,964 shares of Series A Common Stock and 10,206,645 shares of Series B Common Stock outstanding as of November 5, 2012, based on the Issuer’s Form 10-Q for the quarter ending September 30,2012.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.  Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 36.1% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL, INC.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”), with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 27, 2005 (“Amendment No. 3”), and Amendment No. 4 thereto filed with the SEC on September 3, 2009 (“Amendment No. 4”) and relates to the shares of (i) Series A common stock, par value $.01 per share (the “Series A Common Stock”), of Liberty Global, Inc., a Delaware corporation (the “Issuer”), and (ii) Series B common stock, par value $.01 per share (the “Series B Common Stock”), of the Issuer.  The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 are collectively referred to as the “Statement.”

Item 4.                                 Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On February 4, 2013, Mr. Malone and his wife, Mrs. Leslie Malone (“Mrs. Malone”), contributed all of the shares of Series B Common Stock owned of record by them to the Malone LG 2013 Charitable Remainder Unitrust (the “Trust”). Mr. Malone is the sole trustee of the Trust and, as such, exercises voting and dispositive power over the shares of Series B Common Stock held by the Trust, subject to certain restrictions set forth in the Support Agreement described below. Mr. and Mrs. Malone hold a unitrust interest in the Trust and, under certain circumstances, may be entitled to receive distributions from the Trust.

On February 5, 2013, the Issuer entered into an Agreement and Plan of Merger (“Merger Agreement”) with Virgin Media, Inc. (“Virgin Media”) and various newly-formed merger subsidiaries, pursuant to which, through a series of mergers, the Issuer and Virgin Media will become wholly-owned subsidiaries of a newly formed private limited company to be named Liberty Europe Limited (“UK Holdco”) incorporated under English law. Pursuant to the Mergers, each share of the common stock of the Issuer will be converted into one ordinary share of the corresponding class of ordinary shares of UK Holdco.  The ordinary shares of UK Holdco are intended to be listed on The Nasdaq Stock Market following the completion of the Mergers.  Reference is hereby made to a more complete description of the Merger Agreement included in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “SEC”), and the complete text of the Merger Agreement which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Virgin Media on February 7, 2013 with the SEC (the “Virgin Media 8-K”).

In connection with the execution of the Merger Agreement, on February 5, 2013, Virgin Media entered into a Support Agreement (the “Support Agreement”) with the Trust, Mr. Malone and Mrs. Malone (collectively, the “Stockholders”).  The Support Agreement generally requires that, at any meeting of the Issuer’s stockholders at which the approval of the Merger Agreement, the First Liberty Global Merger (as defined in the Merger Agreement) and any other transaction or other matter contemplated by the Merger Agreement (collectively, the “Liberty Global Voting Matters”) is to be voted upon, the Trust will vote all of the shares of Series B Common Stock owned by it (the “Covered B Shares”), and Mr. Malone and Mrs. Malone will vote any shares of Series A Common Stock then-owned of record (including through brokerage accounts) by them (the “Covered A Shares” and, together with the Covered B Shares, the “Covered Shares”), in favor of the Liberty Global Voting Matters and against alternative and other transactions, as specified in the Support Agreement. However, if the Issuer’s board of directors changes its recommendation in respect of the Merger Agreement and the transactions contemplated thereby in a manner adverse to Virgin Media, any voting power represented by the Covered Shares in excess of 30% shall instead be voted in respect of the Liberty Global Voting Matters in the same proportion (for or against) as the shares actually voted for or against such measures by the stockholders of the Issuer other than the Stockholders.

The Support Agreement also generally prohibits the Stockholders from transferring any of the Covered B Shares prior to the earlier of (a) the approval of the Merger Agreement and the transactions contemplated thereby by the Issuer stockholders or (b) the termination of the Support Agreement in accordance with its terms. The Support Agreement will terminate upon the earliest of (i) the date of termination of the Merger Agreement in accordance with its terms, (ii) the effective date of the Mergers, and (iii) the date on which the Merger Agreement is modified, amended or supplemented, in any material respect, or any waiver of any material term, condition or provision of the Merger Agreement is granted, which, in each case, has not been approved by Mr. Malone. Mr. Malone’s approval may not be unreasonably withheld, delayed or conditioned. However, it will be deemed reasonable by Mr. Malone to withhold his consent in respect of certain modifications that would affect the consideration paid under the Merger Agreement, the Outside Date (as defined in the Merger Agreement), the rights of the Series B Common Stock or the voting procedures applicable to the board of directors of UK Holdco following the Mergers.

The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Support Agreement, a copy of which is incorporated by reference as an exhibit hereto and the terms of which are incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Mr. Malone beneficially owns (i) 1,116,076 shares of Series A Common Stock (including (A) 90,303 shares held by his wife as to which he disclaims beneficial ownership, (B) 25,596 shares that may be acquired within 60 days of February 5, 2013 pursuant to stock options; and (C) 48,000 shares held by two trusts for the benefit of Mr. Malone’s adult children (the “T&E Trusts”)), which represent approximately 0.8% of the outstanding shares of Series A Common Stock; and (ii) 8,787,373 shares of Series B Common Stock (including (A) 8,677,225 held by the Trust; and (B) 110,148 shares held by the T&E Trusts for the benefit of Mr. Malone’s adult children, which represent approximately 86.1% of the outstanding shares of Series B Common Stock.  The foregoing percentage interests are based on (1) 144,191,964 shares of Series A Common Stock and 10,206,645 shares of Series B Common Stock outstanding as of November 5, 2012 and (2) as required by Rule 13d-3 under the Exchange Act, assumes the exercise of all rights to acquire shares of Series A Common Stock held by Mr. Malone that are exercisable within 60 days after February 5, 2013.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 36.1% of the voting power with respect to the general election of directors of the Issuer.

(b)  Subject to the terms of the Support Agreement, Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Common Stock.  The T&E Trusts hold 48,000 shares of Series A Common Stock and 110,148 shares of Series B Common Stock for the benefit of Mr. Malone’s adult children.  None of the shares held by the T&E Trusts is subject to the Support Agreement.  Mr. Malone has no pecuniary interest in any of the shares held by the T&E Trusts and disclaims beneficial ownership of such shares.  The Trust holds 8,677,225 shares of Series B Common Stock.  Pursuant to the Support Agreement, (i) the Trust has agreed to vote all of the shares of Series B Common Stock it holds in accordance with the terms thereof, (ii) Mr. Malone and Mrs. Malone have agreed to vote any shares of Series A Common Stock which they own of record (including through brokerage accounts) on the record date for the Issuer’s stockholder meeting relating to the Mergers in accordance with the terms of the Support Agreement, and (iii) the Trust has agreed to certain restrictions on transfer of the shares of Series B Common Stock it holds.

(c)  Except as described herein, as of the date hereof, there have been no transactions in the shares of the Issuer effected during the past 60 days by Mr.  Malone.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained under Item 4 above is incorporated by reference in this Item 6.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit

1.                                                              Support Agreement, dated as of February 5, 2013, by and among Virgin Media Inc., the Malone LG 2013 Charitable Remainder Unitrust, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to Virgin Media’s Current Report on Form 8-K (Commission File No. 000-50886) filed on February 7, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2013
Date

/s/ John C. Malone
John C. Malone